                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)


                                                                                                THREE MONTHS
                                                                                                    ENDED
                                                YEARS ENDED DECEMBER 31,                          MARCH 31,
                                --------------------------------------------------------     -------------------
                                  1989        1990        1991        1992        1993         1993       1994
                                ---------   ---------   ---------   ---------   --------     --------   --------
Net pretax income.............  $ 246,650   $ 268,886   $ 447,972   $ 213,206   $ 26,983(1)  $ 65,218   $ 70,384
Fixed charges
  Interest expense............     72,099      82,244      88,377      20,261     30,506        7,299      6,343
  Preferred stock dividends of
     a subsidiary.............      7,994      11,791       5,934       4,674      1,681        1,263         --
  Capitalized debt cost.......      2,736       2,677       3,044         913      1,536          365        394
  Interest portion of rent
     expenses.................      6,521       6,915       6,201       2,840      2,777          646        694
                                ---------   ---------   ---------   ---------   --------     --------   --------
          Total fixed
            charges...........     89,350     103,627     103,556      28,688     36,500        9,573      7,431
  Less: Capitalized interest,
     net......................     14,169      13,313      39,852      14,408      4,623        6,186        919
                                ---------   ---------   ---------   ---------   --------     --------   --------
                                   75,181      90,314      63,704      14,280     31,877        3,387      6,512
Earnings before fixed
  charges.....................  $ 321,831   $ 359,200   $ 511,676   $ 227,486   $ 58,860     $ 68,605   $ 76,896
                                ---------   ---------   ---------   ---------   --------     --------   --------
                                ---------   ---------   ---------   ---------   --------     --------   --------
Ratio of earnings to fixed
  charges.....................       3.60        3.47        4.94        7.93       1.61         7.17      10.35


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(1) During the third quarter of 1993, the Company recorded a non-cash charge to depreciation, depletion and amortization of $103 million pretax ($48 million after-tax) for the write-down of its investment in the U.K. North Sea's Piper field. Excluding the effect of the Piper write-down, the ratio of earnings to fixed charges for 1993 would have been 4.45.